NEWS RELEASE

Crosshair Announces Private Placement of $1.5 Million

Dated: March 19th, 2010	(NYSE Amex: CXZ) (TSX: CXX)

Crosshair Exploration & Mining Corp. (NYSE Amex: CXZ) (TSX: CXX) (“Crosshair”) is pleased to announce that, subject to regulatory approval, it will undertake a non-brokered private placement with MineralFields Group of 6,818,182 units of Crosshair (“Unit”) at a price of $0.22 per unit for gross proceeds of $1,500,000.04 (the “Private Placement”).  Each Unit will consist of one Flow-Through Common Share, which qualifies as a “flow-through share” for the purposes of the Income Tax Act (Canada), and one half of one transferable non-flow-through share purchase warrant (a “Warrant”).  Each full Warrant has a two year term and is exercisable for one non-flow-through Common Share at an exercise price of $0.35 per Common Share for the first year and $0.40 for the second year following the date the Private Placement closes.

All securities issued pursuant to the Private Placement are subject to a four month hold period.  In connection with the Flow-Through Private Placement Crosshair will, subject to regulatory approval, pay a finder’s fee of 8% on the gross proceeds of the Private Placement and will issue finder’s fee warrants exercisable to acquire that number of Units (“Agent’s Units”) as is equal to 10% of the aggregate amount of Units issued and sold pursuant to the Private Placement, at an exercise price of $0.22 per Agent’s Unit, for a period of 24 months following the date the Private Placement closes.  Each Agent’s Unit will consist of one Common Share and one half share purchase warrant on the same terms as the Warrants.

The funds raised from the Flow-Through Private Placement will be used by Crosshair for exploration expenditures on its bulk sampling program at the Golden Promise Gold Project and Phase II of its Central Mineral Belt Vanadium Resource upgrade, which will constitute Canadian exploration expenditures (as defined in the Income Tax Act (Canada)) and will be renounced for the 2010 taxation year.

“We are very pleased to be commencing a relationship with MineralFields Group”, says Stewart Wallis, President and CEO of Crosshair.  “This is an important milestone in the growth of Crosshair and we look forward to working with MineralFields Group as we develop our holdings in Newfoundland and Labrador.”

About Crosshair

Crosshair is a prominent player in the exploration and development of uranium and gold in Canada and the US.   Its flagship Project, Bootheel, is located in uranium mining friendly Wyoming and with its in-situ mining potential; Bootheel is designed for near term production.  The CMB Uranium/Vanadium Project is located in Labrador, Canada and has four currently defined resources – C Zone, Area 1, Armstrong and Two Time Zone.  The Crosshair team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

For more information on Crosshair and its properties, please visit the website at: www.crosshairexploration.com.

About MineralFields, Pathway and First Canadian Securities ®

MineralFields Group (a division of Pathway Asset Management), based in Toronto, Montreal, Vancouver and Calgary, is a mining fund with significant assets under administration that offers its tax-advantaged super flow-through limited partnerships to investors throughout Canada as well as hard-dollar resource limited partnerships to investors throughout the world.  Pathway Asset Management also specializes in the manufacturing and distribution of structured products and mutual funds (including the Pathway Multi Series Funds Inc. corporate-class mutual fund series).  Information about MineralFields Group is available at www.mineralfields.com.  First Canadian Securities ® (a division of Limited Market Dealer Inc.) is active in leading resource financings (both flow-through and hard dollar PIPE financings) on competitive, effective and service-friendly terms, and offers investment banking, mergers and acquisitions, and mining industry consulting, services to resource companies.  MineralFields and Pathway have financed several hundred mining and oil and gas exploration companies to date through First Canadian Securities ®.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
Executive Chairman

T: 604-681-8030
F: 604-681-8039
E: info@crosshairexploration.com
www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.